Exhibit 99.1

Pingtan Marine Enterprise Receives Extension from Nasdaq to meet Bid Price Requirement

Fuzhou, China, December 30, 2021 – Pingtan Marine Enterprise Ltd. (Nasdaq: PME), (“Pingtan,” or the “Company”), a fishing company based in the People’s Republic of China, today announced that it received a notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on December 28, 2021, which granted the Company’s request for a 180-day extension to regain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). The Company now has until June 27, 2022 to regain compliance with the Bid Price Rule. Nasdaq’s extension notice has no immediate effect on the continued listing status of the Company’s ordinary shares, which remain listed on The Nasdaq Capital Market.

If at any time before June 27, 2022, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Bid Price Rule, and the matter will be closed. The Company will continue to monitor the bid price for its ordinary share and consider various available options to achieve compliance if its ordinary share does not trade at a level that is likely to regain compliance with the Bid Price Rule.

About Pingtan

Pingtan is a fishing company that engages in ocean fishing through its subsidiary, Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.

Forward-Looking Statements

This press release contains ’‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to statements regarding the Company’s compliance with Nasdaq listing rules.  Actual results and the timing of relevant events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These forward-looking statements are based on the Company’s current expectations and involve known and unknown risks and uncertainties. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

CONTACT:

LiMing Yung (Michael)

Chief Financial Officer

Pingtan Marine Enterprise Ltd.

Tel: +86 591 87271753

michaelyung@ptmarine.net

Maggie Li

Investor Relations Manager

Pingtan Marine Enterprise Ltd.

Tel: +86 591 8727 1753

mli@ptmarine.net

INVESTOR RELATIONS

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